Exhibit 99.1

Annex A

Purchases of Class A Common Stock by the Reporting Persons, WME IMG, LLC and Endeavor Operating Company, LLC during the 60-day period ending on February 5, 2025, each of which occurred in the open market:

Date	Number of Shares Acquired	Average Price Per Share	Price Range Per Share	Purchaser
December 11, 2024	30,152	$142.00	$141.62 to $142.61	WME IMG, LLC
December 11, 2024	1,200	$142.70	$142.62 to $142.82	WME IMG, LLC
December 12, 2024	24,550	$143.40	$142.65 to $143.64	WME IMG, LLC
December 12, 2024	35,658	$143.95	$143.65 to $144.40	WME IMG, LLC
December 13, 2024	20,303	$141.98	$141.31 to $142.30	WME IMG, LLC
December 13, 2024	70,122	$142.57	$142.31 to $143.30	WME IMG, LLC
December 13, 2024	75	$143.65	$143.31 to $143.74	WME IMG, LLC
December 13, 2024	155,387	$142.46	$141.95 to $142.82	Endeavor Operating Company, LLC
December 16, 2024	9,609	$143.35	$142.51 to $143.50	Endeavor Operating Company, LLC
December 16, 2024	4,175	$143.86	$143.51 to $144.50	Endeavor Operating Company, LLC
December 16, 2024	14,493	$145.11	$144.51 to $145.50	Endeavor Operating Company, LLC
December 16, 2024	65,637	$146.10	$145.51 to $146.50	Endeavor Operating Company, LLC
December 16, 2024	61,086	$146.88	$146.51 to $147.50	Endeavor Operating Company, LLC
December 16, 2024	79,142	$147.97	$147.51 to $148.50	Endeavor Operating Company, LLC
December 16, 2024	29,058	$148.97	$148.51 to $149.40	Endeavor Operating Company, LLC
December 17, 2024	24,877	$146.16	$145.46 to $146.45	Endeavor Operating Company, LLC

Date	Number of Shares Acquired	Average Price Per Share	Price Range Per Share	Purchaser
December 17, 2024	176,833	$147.04	$146.46 to $147.45	Endeavor Operating Company, LLC
December 17, 2024	61,490	$147.72	$147.46 to $148.42	Endeavor Operating Company, LLC
January 17, 2025	61,296	$142.57	$142.00 to $142.99	Endeavor Operating Company, LLC
January 17, 2025	63,993	$143.52	$143.00 to $143.99	Endeavor Operating Company, LLC
January 17, 2025	300	$144.00	N/A	Endeavor Operating Company, LLC
January 21, 2025	2,931	$142.86	$141.98 to $142.97	Endeavor Operating Company, LLC
January 21, 2025	20,624	$143.51	$142.98 to $143.97	Endeavor Operating Company, LLC
January 21, 2025	84,921	$144.33	$143.98 to $144.69	Endeavor Operating Company, LLC
January 22, 2025	44,893	$143.39	$142.58 to $143.57	Endeavor Operating Company, LLC
January 22, 2025	61,834	$144.00	$143.58 to $144.57	Endeavor Operating Company, LLC
January 22, 2025	7,917	$144.92	$144.58 to $145.50	Endeavor Operating Company, LLC
January 22, 2025	1,308	$146.13	$145.70 to $146.45	Endeavor Operating Company, LLC
January 23, 2025	12,375	$147.87	$147.27 to $148.26	Endeavor Operating Company, LLC
January 23, 2025	12,005	$148.86	$148.27 to $149.25	Endeavor Operating Company, LLC
January 23, 2025	43,455	$149.77	$149.27 to $150.00	Endeavor Operating Company, LLC
January 23, 2025	32,637	$152.80	$152.11 to $153.10	Endeavor Operating Company, LLC

Date	Number of Shares Acquired	Average Price Per Share	Price Range Per Share	Purchaser
January 23, 2025	20,486	$153.39	$153.11 to $153.90	Endeavor Operating Company, LLC
January 24, 2025	49,027	$152.57	$151.80 to $152.79	Endeavor Operating Company, LLC
January 24, 2025	40,185	$153.25	$152.80 to $153.79	Endeavor Operating Company, LLC
January 24, 2025	15,826	$153.96	$153.80 to $154.24	Endeavor Operating Company, LLC
January 27, 2025	1,822	$151.50	$151.04 to $152.02	Endeavor Operating Company, LLC
January 27, 2025	22,975	$152.68	$152.06 to $153.05	Endeavor Operating Company, LLC
January 27, 2025	64,437	$153.41	$153.06 to $154.05	Endeavor Operating Company, LLC
January 28, 2025	6,295	$154.98	$154.47 to $155.46	Endeavor Operating Company, LLC
January 28, 2025	4,922	$155.83	$155.47 to $156.34	Endeavor Operating Company, LLC
January 28, 2025	11,437	$157.17	$156.49 to $157.48	Endeavor Operating Company, LLC
January 28, 2025	59,299	$158.01	$157.49 to $158.48	Endeavor Operating Company, LLC
January 28, 2025	10,206	$158.88	$158.49 to $159.43	Endeavor Operating Company, LLC
January 28, 2025	400	$159.53	$159.51 to $159.53	Endeavor Operating Company, LLC
January 29, 2025	14,416	$155.61	$154.90 to $155.89	Endeavor Operating Company, LLC
January 29, 2025	69,363	$156.55	$155.90 to $156.89	Endeavor Operating Company, LLC
January 29, 2025	10,106	$157.15	$156.91 to $157.86	Endeavor Operating Company, LLC

Date	Number of Shares Acquired	Average Price Per Share	Price Range Per Share	Purchaser
January 29, 2025	5,711	$158.50	$157.91 to $158.88	Endeavor Operating Company, LLC
January 29, 2025	400	$158.99	$158.91 to $159.17	Endeavor Operating Company, LLC
January 30, 2025	13,737	$157.68	$157.02 to $158.01	Endeavor Operating Company, LLC
January 30, 2025	44,660	$158.43	$158.02 to $159.00	Endeavor Operating Company, LLC
January 30, 2025	7,624	$159.41	$159.02 to $159.73	Endeavor Operating Company, LLC
January 31, 2025	23,470	$155.71	$155.21 to $156.20	Endeavor Operating Company, LLC
January 31, 2025	30,630	$156.62	$156.21 to $157.20	Endeavor Operating Company, LLC
January 31, 2025	17,914	$157.62	$157.21 to $158.20	Endeavor Operating Company, LLC
January 31, 2025	8,644	$158.62	$158.21 to $159.19	Endeavor Operating Company, LLC
January 31, 2025	100	$159.22	N/A	Endeavor Operating Company, LLC
February 3, 2025	600	$154.98	$153.96 to $154.91	Endeavor Operating Company, LLC
February 3, 2025	1,202	$155.42	$155.10 to $155.91	Endeavor Operating Company, LLC
February 3, 2025	9,201	$156.85	$156.14 to $157.12	Endeavor Operating Company, LLC
February 3, 2025	62,597	$157.78	$157.17 to $158.16	Endeavor Operating Company, LLC
February 3, 2025	20,561	$158.47	$158.17 to $159.04	Endeavor Operating Company, LLC
February 4, 2025	59,784	$156.84	$156.34 to $157.33	Endeavor Operating Company, LLC

Date	Number of Shares Acquired	Average Price Per Share	Price Range Per Share	Purchaser
February 4, 2025	10,020	$157.87	$157.34 to $158.33	Endeavor Operating Company, LLC
February 4, 2025	6,783	$158.54	$158.34 to $158.94	Endeavor Operating Company, LLC
February 5, 2025	4,600	$158.14	$157.50 to $158.49	Endeavor Operating Company, LLC
February 5, 2025	24,080	$159.06	$158.50 to $159.48	Endeavor Operating Company, LLC
February 5, 2025	43,803	$160.06	$159.50 to $160.49	Endeavor Operating Company, LLC
February 5, 2025	8,536	$160.67	$160.50 to $160.87	Endeavor Operating Company, LLC

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock purchased at each separate price within the price ranges set forth on the table above.